

Mail Stop 4546

January 13, 2017

Sylvester L. Crawford
Chief Executive Officer
Global Pharma Labs, Inc.
433 Estudillo Ave., Suite 206
San Leandro, CA 94577

> **Re: Global Pharma Labs, Inc.**
> **Offering Statement on Form 1-A**
> **Filed December 14, 2016**
> **File No. 024-10653**

Dear Mr. Crawford:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1.   Please identify which disclosure format is being followed. See subparagraph (a)(1) of Part II of Form 1-A.

Our Strategy, page 1

2.   We note your description of a pathway to regulatory approval and an accelerated time to market. As currently drafted, the disclosure implies that your product candidate will be approved and the process will be easier or faster than the approval process for other entities. Although you may rely upon the FDA's previous findings of safety and efficacy of an approved product, your product is still distinct from prior products approved by the FDA. While it is appropriate for you to say that you will be relying upon prior findings during your development program and the process may be more efficient than if you conducted similar trials, please revise your disclosure here and in the Business section to

remove any implications that your product candidates will be approved, are more likely to receive FDA approval, or will be approved quickly.

3.   Please revise your disclosure describing the various "embodiments" of your pharmaceutical composition to clarify whether these are considered separate product candidates. If so, please explain which embodiments you are currently pursuing and specify the indication(s) for which you expect to seek regulatory approval.

Risk Factors, page 7

4.   Please add a specific risk factor to describe the risks arising from the conflict of interest noted on page 3.

As we are a publicly reporting company, page 13

5.   We note your statement that you are a "publicly reporting company." Please revise to clarify the reporting obligation to which you will be subject following completion of this offering and the reports to which purchasers in this offering under Regulation A will be entitled. Please also revise the disclosure regarding the applicability of the requirement to provide an annual assessment of internal control over financial reporting.

Patents and Trademarks, page 22

6.   We note your statement that you do not own, either legally or beneficially, any patents or trademarks. However, on page 1 you state that your product candidates are protected through a combination of patents, trade secrets, and proprietary know-how and that your intellectual property portfolio includes U.S. patents with claims extending to 2022. Please reconcile.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Jeffrey Gabor at (202) 551-2544 or Mary Beth Breslin at (202) 551-3625 with any questions.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Ben Bunker, Esq.